Exhibit 99.1

PURE NICKEL INC.

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent auditor has not performed a review of the these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	August 31,	November 30,
	2011	2010
ASSETS

Current assets:
Cash and cash equivalents	$1,098,952	$1,713,784
Restricted cash and cash equivalents (Note 4)	84,279	85,931
Short-term investments (Note 5)	1,010,714	2,305,189
Amounts receivable	68,099	43,373
Prepaid expenses and deposits	54,854	47,711
Due from related party (Note 12)	132,038	85,776
	2,448,936	4,281,764
Fixed assets (Note 6)	12,274	12,409
Mineral properties (Note 7)	39,218,526	38,555,291
Investments (Note 13(a))	13,125	49,750
	$41,692,861	$42,899,214

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$74,437	$309,545
Accrued liabilities	53,907	128,912
	128,344	438,457
Shareholders’ equity:
Share capital (Note 8)	44,441,620	44,441,620
Contributed surplus (Note 8)	12,227,334	12,035,229
Deficit	(15,104,437)	(14,016,092)
	41,564,517	42,460,757
	$41,692,861	$42,899,214

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

“David R McPherson”	“Harry Blum”
David R. McPherson, Director	Harry Blum, Director

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS,
COMPREHENSIVE LOSS AND DEFICIT
(Unaudited)

	Three months ended		Nine months ended
	August 31		August 31
	2011	2010	2011	2010
Revenues	$–	$–	$–	$–
Expenses:
Administration and general	188,352	81,263	1,074,223	1,327,683
Loss before other income (expenses)	(188,352)	(81,263)	(1,074,223)	(1,327,683)
Other income (expenses):
Interest income	6,822	8,789	24,300	25,500
Derecognition of liability (impairment of mineral properties) (Note 7(e)(iii))	–	–	31,030	(15,454)
Change in fair value of investments	(23,500)	23,625	(36,625)	(107,750)
Foreign exchange gain (loss)	928	(68,668)	(32,827)	(39,505)
	(15,750)	(36,254)	(14,122)	(137,209)
Net loss for the period	(204,102)	(117,517)	(1,088,345)	(1,464,892)
Deficit, beginning of period	(14,900,335)	(13,054,701)	(14,016,092)	(11,707,326)
Deficit, end of period	$(15,104,437)	$(13,172,218)	$(15,104,437)	$(13,172,218)
Loss per share – basic and diluted	$(0.003)	$(0.002)	$(0.02)	$(0.02)
Weighted average number of shares	67,832,226	67,832,226	67,832,226	67,802,596

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		Three months ended				Nine months ended
		August 31				August 31
		2011		2010		2011	2010
Operating activities:
Net loss for the period		$(204,102)		$(117,517)		$(1,088,345)	$(1,464,892)
Items not affecting cash:
Depreciation		973		906		2,748	3,649
Impairment of mineral properties (derecognition of liability)		–		–		(31,030)	15,454
Change in fair value of investments		23,500		(23,625)		36,625	107,750
Stock-based compensation		15,137		67,936		192,105	299,628
		(164,492)		(72,300)		(887,897)	(1,038,411)
Changes in non-cash working capital items:
Amounts receivable		(5,617)		2,847		(24,726)	85,852
Prepaid expenses and deposits		23,435		(7,414)		(7,143)	(17,589)
Due from related party		22,396		(280,097)		(46,262)	(280,097)
Accounts payable		(82,110)		62,949		(235,108)	74,095
Accrued liabilities		(10,369)		98,804		(75,005)	46,435
Total cash flows used in operating activities		(216,757)		(195,211)		(1,276,141)	(1,129,715)
Investing activities:
Capitalized mineral property expenditures, net		(62,716)		(191,952)		(632,205)	(368,142)
Redemption (purchase) of short-term investments		755,276		(754,879)		1,294,475	1,243,210
Changes in restricted cash and cash equivalents		(378)		(805)		1,652	(382)
Acquisition of fixed assets		(2,613)		–		(2,613)	(1,404)
Total cash flows (used in) provided by investing activities		689,569		(947,636)		661,309	873,282
Financing activities:
Proceeds received from exercise of option		–		–		–	507,800
Total cash flows provided by financing activities		–		–		–	507,800
Increase (decrease) in cash and cash equivalents during the period		472,812		(1,142,847)		(614,832)	251,367
Cash and cash equivalents, beginning of period		626,140		3,292,411		1,713,784	1,898,197
Cash and cash equivalents, end of period		$1,098,952		$2,149,564		$1,098,952	$2,149,564
Cash and cash equivalents consists of:
Cash		$1,098,952		$2,149,564		$1,098,952	$2,149,564
Term deposits		–		–		–	–
		$1,098,952		$2,149,564		$1,098,952	$2,149,564
Supplementary cash flow information
Non-cash investing activities:
Warrants received for options on mineral property	$	−	$	−	$	−	$193,000

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	NATURE OF OPERATIONS

Pure Nickel Inc. (the “Company”) was incorporated under the laws of British Columbia, Canada, and subsequently continued under the Canada Business Corporations Act. The Company is in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. The Company has not yet determined whether its mineral properties contain economically recoverable reserves. The recoverability of the amounts shown for mineral properties is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to enter into joint ventures or obtain financing to successfully complete their development, and upon future profitable production.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, in accordance with disclosure requirements for the presentation of interim financial information, consequently do not contain all of the disclosures included in the annual financial statements, and accordingly should be read in conjunction with the most recent annual financial statements. These interim financial statements follow the same accounting policies and methods of application as in those annual financial statements, and are expressed in Canadian dollars. All significant intercompany balances and transactions have been eliminated upon consolidation. The Company proportionately consolidates its 70% undivided interest in the MAN Alaska property.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the estimated useful lives of fixed assets, the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results could differ from these estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less that are readily convertible to known amounts of cash and are subject to insignificant changes in value. Funds that are not available for use by the Company are noted as restricted.

(d)	Short-term investments

Short-term investments consist of highly liquid short-term interest-bearing securities with a term to maturity of greater than three months on the date of purchase, and less than one year from the fiscal year-end. Short-term investments are recorded at the lower of cost or fair value.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Office equipment	20%
Computer hardware	30%
Computer software	100%

(f)	Mineral properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment in value. The recorded cost of mineral properties consists of cash paid, the value of shares or warrants issued, and exploration and development costs incurred. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. When mineral properties (including property earn-ins and options) are sold before a property reaches the production stage, the proceeds are credited against the cost of the property, and any excess recognized as income.

(g)	Investments

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option-pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statements of operations, comprehensive loss and deficit.

(h)	Impairment of long-lived assets

The recoverability of long-lived assets, which include fixed assets, investments, and mineral properties, is assessed when an event occurs that indicates impairment. Recoverability is based upon factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

(i)	Foreign currency translation

The consolidated financial statements are stated in Canadian dollars, which is the Company’s functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options and warrants have not been considered in the computation of diluted loss per share as the result would be anti-dilutive.

(k)	Stock-based compensation

The Company has plans for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense based upon the fair value of each option grant as estimated on the date of the grant, and amortized over the vesting period, with the resulting amount credited to contributed surplus. The fair value of each grant is determined using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

(l)	Asset retirement obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred and the corresponding asset retirement cost is added to the carrying amount of the related asset. The cost is amortized over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at August 31, 2011 and November 30, 2010, the Company had not incurred any asset retirement obligations related to the exploration of its mineral properties.

(m)	Income taxes

Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Financial instruments

Cash and cash equivalents, short-term investments and investments are designated as held-for- trading and are measured at fair value. Amounts receivable are designated as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities and are measured at amortized cost. Changes in fair value of held-for-trading financial instruments are reflected in the consolidated statements of operations, comprehensive loss and deficit and included in deficit on the consolidated balance sheets.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

(a)	Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 –

Consolidated Financial Statements and 1602 – Non-Controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. The Company adopted these sections effective December 1, 2010, which had no effect on its consolidated financial statements.

(b)	International Financial Reporting Standards

For fiscal years beginning on or after January 1, 2011, IFRS will replace Canadian GAAP for publicly accountable enterprises. As a result, the Company will report under IFRS for interim and annual periods beginning December 1, 2011 with comparative information for the fiscal year ended November 30, 2011 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially affect its reported financial position and results of operations.

4.	RESTRICTED CASH AND CASH EQUIVALENTS

Restricted cash and cash equivalents include funds invested in guaranteed investment certificates with maturities of less than three months as security for corporate credit cards. The funds securing the corporate credit cards are restricted and cannot be withdrawn while the credit cards are outstanding.

5.	SHORT-TERM INVESTMENTS

Short-term investments represent funds invested in guaranteed investment certificates placed with a Schedule I Canadian bank.

6.	FIXED ASSETS

		Accumulated	Net book
August 31, 2011	Cost	depreciation	value
Office equipment	$3,866	$2,001	$1,865
Computer hardware	20,932	10,645	10,287
Computer software	14,776	14,654	122
	$39,574	$27,300	$12,274

		Accumulated	Net book
November 30, 2010	Cost	depreciation	value
Office equipment	$3,866	$1,691	$2,175
Computer hardware	18,319	8,375	9,944
Computer software	14,776	14,486	290
	$36,961	$24,552	$12,409

7.	MINERAL PROPERTIES

		Expenditures		Value
	Balance,	capitalized,		ascribed to	Balance,
Nine months ended	beginning	net of disposals	Impairment	warrants	end
August 31, 2011	of period	and recoveries		received	of period

Milford Utah (a)	$4,558,253	$288,654	$–	$–	$4,846,907
MAN Project (b)	8,369,949	(145,934)	–	–	8,224,015
Salt Chuck (c)	246,358	29,804	–	–	276,162
Fond du Lac (d)	4,337,955	14,919	–	–	4,352,874
William Lake (e(i))	20,535,053	188,219	–	–	20,723,272
Tower (e(ii))	37,220	(29,800)	–	–	7,420
Forgues and HPM (e(iii))	(94,917)	5,011	31,030	–	(58,876)
Manibridge (e(iv))	431,667	6,726	–	–	438,393
Raglan (e(v))	(3,930)	259,174	–	–	255,244
Rainbow (e(vi))	137,683	15,432	–	–	153,115
	$38,555,291	$632,205	$31,030	$–	$39,218,526

7.	MINERAL PROPERTIES (continued)

(a) Milford, Utah property, United States

The Milford Utah property has been operated by Copper King Mining Corporation, and its affiliate Western Utah Copper Company (WUCC), which are currently operating under Chapter 11 bankruptcy protection. Under the terms of a 2002 agreement, if WUCC failed to put the Company’s claims into production within a specified period of time, which was extended by agreement of the parties to November 1, 2008, the Company had an option to reacquire the claims. In June 2009, after repeated attempts to confirm the precise production status of this project, the Company launched an action for declaratory relief in the Federal Court in Utah to decide certain issues. In January 2010, the Company advised WUCC that it was exercising its option to reacquire the claims.

Under the 2002 agreement the Company had been entitled to certain royalties that were capped at US$10 million ($9.8 million) in the event that WUCC achieved production. A group of private investors that includes a current director of Pure Nickel Inc. has asserted that it holds a 12% interest in those royalties. Another party has alleged that it holds a 2% net smelter return royalty on certain claims.

After the Company filed the action for declaratory judgement, WUCC launched claims against it which management believes to be wholly without merit. Please refer to Note 17 – Contingencies.

In July, the Company reached a letter of intent with a group led by Skye Mineral Partners, LLC regarding our position in the property. Skye and its partners are the largest secured creditors of WUCC, thus making it the leading candidate to provide resolution to the bankruptcy. This letter of intent paves the way for Skye and its partners to ultimately acquire the project once WUCC emerges from bankruptcy. Terms under the letter of intent include: subject to the exit of Western Utah Copper Company (WUCC) from bankruptcy, a series of payments aggregating $3.5 million over a twelvemonth period, and the granting by Skye to the Company of a 1% Net Smelter Return (NSR) in all properties acquired by Skye and its partners from WUCC and Nevada Star. The NSR is subject to a royalty cap of US$8 million. Note that the terms of the final agreement may differ from those contemplated in the letter of intent.

(b) MAN property, Alaska, United States

In March, 2010 Itochu Corporation exercised its option to earn-in on the MAN property by paying US$500,000 ($507,800 at that time). In consideration for accelerating the exploration program in 2010 by 90% from the previously agreed amount, and for accelerating other payments going forward, Itochu’s participating interest granted under the option was increased to 30% from the 20% originally agreed. Itochu funded an exploration budget of US$7.5 million ($7.7 million) in 2010, and it has the right to earn up to a 75% interest in the MAN property by investing an aggregate of US$40 million (approximately $39 million) and meeting certain other conditions, by 2013.

Since April 1, 2010, pursuant to the agreement with Itochu, this property has been owned by MAN Alaska LLC, a joint venture in which the Company has a 70% membership interest.

(c) Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 1,082 hectares near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

(d) Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises six contiguous claims covering 19,713 hectares on the northern edge of the Athabaska Basin.

(e)	Former Xstrata properties

In 2007, the Company purchased the property rights for the properties listed below from Xstrata Nickel, a division of Falconbridge Limited, subject to a 2% net smelter return royalty. In addition, Xstrata has a one-time right to repurchase a 50% working interest in any one of the properties if certain conditions are met. Xstrata also has the right to purchase 100% of the ore produced at market prices.

(i) William Lake, Manitoba, Canada

The William Lake property is located in central Manitoba. There is no joint venture partner on this property at present.

(ii) Tower property, Manitoba, Canada

The Tower property is located immediately north of the William Lake property. During 2008, the Company entered into an option agreement with Rockcliff Resources Inc. under which Rockcliff may earn up to a 70% interest in the Tower property located within the William Lake property area. As at date of writing, Rockcliff has not vested any interest in these claims but work is continuing under the agreement.

(iii) Forgues and HPM, Quebec, Canada

In 2007, the Company granted Manicouagan Minerals Inc. an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and HPM (Haut Plateau de la Manicouagan East) property in Quebec. In November 2009 Manicouagan had made the required option payments and exploration expenditures to earn a 50% interest in the property. This is a related party transaction as a director of the Company is the founder and a significant shareholder of Manicouagan (Note 12). Management decided during the second quarter of 2011 that due to the low potential for discovery, the 25 claims that comprise the Forgues portion of the property would not be renewed. Consequently those claims have been written off.

7.	MINERAL PROPERTIES (continued)

(e)	Former Xstrata properties (continued)

(iv) Manibridge, Manitoba, Canada

The Manibridge property is located in Manitoba, 128 km southwest of Thompson. The Company has a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each party must contribute properties as well as $3 million each, over a four year period to fund preliminary exploration activities. The Company also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area subject to meeting certain expenditure requirements.

(v) Raglan, Quebec, Canada

Raglan property located in northern Quebec and comprises two properties: SR1 and Nuvilik. During the fourth quarter of 2010 the Company made the decision to not renew the mining claims on the SR1 portion of the Raglan property.

(vi) Rainbow, Nunavut, Canada

The Rainbow property is located in a remote region of Nunavut and consists of mining claims covering approximately 20,000 hectares.

8.	SHAREHOLDERS’ EQUITY

(a)	Share capital

Share capital consists of unlimited authorized common shares without par value. There are 67,832,226 common shares issued and outstanding at August 31, 2011 (November 30, 2010 – 67,832,226).

					Total
	Common shares		Contributed		shareholders’
	Shares	Amount	surplus	Deficit	equity
As at November 30, 2010	67,832,226	$44,441,620	$12,035,229	$(14,016,092)	$42,460,757
Stock-based compensation		–	19,508	–	19,508
Net loss		–	–	(360,394)	(360,394)
As at February 28, 2011	67,832,226	$44,441,620	$12,054,737	$(14,376,486)	$42,119,871
Stock-based compensation		–	157,460	–	157,460
Net loss		–	–	(523,849)	(523,849)
As at May 31, 2011	67,832,226	$44,441,620	$12,212,197	$(14,900,335)	$41,753,482
Stock-based compensation		–	15,137	–	15,137
Net loss		–	–	(204,102)	(204,102)
As at August 31, 2011	67,832,226	$44,441,620	$12,227,334	$(15,104,437)	$41,564,517

(b)	Stock options

Under the Company’s stock option plan options on common shares may be issued for up to a cumulative amount that may not exceed 10% of shares outstanding. The exercise price for each option granted under the Plan is based upon the five-day weighted average market price at the date of the grant, and the term may not exceed ten years from the date of the grant of the option. The specific terms including vesting period and term of the option are set by the board of directors.

8.	SHARE CAPITAL (continued)

Stock option activity since November 30, 2010 is presented below:

		Weighted
		average
	Number of	exercise
	shares	price $
Outstanding, November 30, 2010	5,090,000	0.19
Expired	(100,000)	0.31
Outstanding, February 28, 2011	4,990,000	0.19
Granted	1,880,000	0.165
Expired	(950,000)	0.26
Outstanding, May 31, 2011	5,920,000	0.17
Granted	100,000	0.14
Expired	(25,000)	0.26
Outstanding, August 31, 2011	5,995,000	0.17

The following stock options are outstanding and exercisable at August 31, 2011:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
Exercise		remaining	average		average
price	Number of	contractual life	exercise	Number of	exercise
$	shares	in years	price $	shares	price $
0.06	785,000	0.3	0.06	785,000	0.06
0.065	400,000	0.6	0.065	400,000	0.065
0.14	100,000	2.9	0.14	50,000	0.14
0.165	1,880,000	2.7	0.165	1,305,000	0.165
0.20	2,230,000	1.7	0.20	1,855,000	0.20
0.265	200,000	0.8	0.265	200,000	0.265
0.30	400,000	1.9	0.30	400,000	0.30
	5,995,000	1.7	0.17	4,995,000	0.17

Stock options outstanding at August 31, 2011 expire from December 17, 2011 to July 8, 2014.

9.	STOCK-BASED COMPENSATION

During the nine months ended August 31, 2011, the Company granted 1,980,000 stock options to directors, officers, employees and consultants of the Company (August 31, 2010 – 2,630,000). The weighted average exercise price of the options granted during the nine months ended August 31, 2011 was $0.16 (August 31, 2010 – $0.22). The fair value of each option was calculated using the Black- Scholes option-pricing model at the date of each grant using the following assumptions:

	Nine months	Nine months
	ended August	ended August
	31, 2011	31, 2010
Expected option lives	3.0 years	3.0 years
Risk-free interest rate	1.5%-1.7%	1.45%-1.63%
Expected dividend yield	0%	0%
Expected stock price volatility	115%-117%	124-126%

During the nine months ended August 31, 2011, the Company recognized $192,105 of stock based compensation expense (2010 - $299,628), which has been recorded in the consolidated statements of operations, comprehensive loss and deficit.

10.	INCOME TAXES

In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income generated during the carry-forward period.

The benefit of the income tax recovery due to realized losses and other income tax assets has been valued at nil.

11.	LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of earnings (loss) per share for the nine months ended August 31, 2011 was 67,832,226 (2010 – 67,802,596). Outstanding stock options have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

12.	RELATED PARTY BALANCES AND TRANSACTIONS

At August 31, 2011, $132,038 (2010 - $280,097) was due from MAN Alaska LLC, the joint venture of which the Company has a 70% participating interest, as reimbursement for expenses incurred or amounts paid by the Company on behalf of MAN Alaska LLC. The amount is non-interest bearing, unsecured, is due on demand and was repaid during September 2011.

During the nine months ended August 31, 2011, the Company incurred legal expenses, which are included within administration and general expenses, with a firm of which a director of the Company was a principal, of $19,446 (2010 - $26,775). The transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

As described in Notes 7(a) and 7(e)(iii) respectively, a director of the Company is part of a group of investors that may have a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company’s properties.

13.	FINANCIAL INSTRUMENTS

(a)	Fair value

The Company has various financial instruments comprising of cash and cash equivalents, short- term investments, amounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

Investments consist of warrants to purchase common shares of other entities. These are accounted for as derivatives, and thus recorded at their fair value, which at August 31, 2011 was $13,125. The valuation was calculated using the Black-Scholes option pricing model which takes into account various factors including the strike price of the warrants, the current market prices of the underlying securities and the expected volatility of the prices of the underlying securities. The latter two factors may fluctuate significantly during the term that the warrant is held. In addition, the value of the warrants is reduced as time goes by and the time remaining until expiry is reduced. For these reasons, the fair value of the investments may fluctuate significantly, with the maximum loss restricted to the fair value of the investment noted above.

(b)	Credit risk

The following assets are exposed to credit risk: cash and cash equivalents, restricted cash and cash equivalents, short-term investments, and amounts receivable. The Company maintains all of its cash and cash equivalents, restricted cash and cash equivalents and short-term investments invested in demand deposits and short-term instruments at a major Canadian financial institution. Most of these amounts are not insured but depend upon the general creditworthiness of the institution. The Company believes that exposure to credit risk is low.

(c)	Liquidity risk

The Company has no debt and its financial assets are relatively liquid, therefore has very limited exposure to liquidity risk.

(d)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

13.	FINANCIAL INSTRUMENTS (continued)

(e)	Currency risk

As the Company operates in the United States, some of the Company’s financial instruments and transactions are denominated in United States funds. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

At August 31, 2011, the Company had net monetary assets denominated in United States funds of $249,270 (US$254,504). Based upon the period-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $33,000, and a reduction of 15% would result in a decrease in the net loss and comprehensive loss of $44,000. Management believes that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

14.	JOINT VENTURE

The Company’s investment in the MAN Alaska property is owned by MAN Alaska LLC, a joint venture in which the Company has a 70% membership interest. The joint venture was established effective April 1, 2010.

As at August 31, 2011, the Company’s interest in that joint venture consists of the following asset:

Mineral property	$8,111,041

During the nine months ended August 31, 2011, the Company’s interest in revenues, expenses and cash flows in the joint venture were nil.

15.	CAPITAL DISCLOSURES

The Company considers all of the components of shareholders’ equity to be capital. The Company’s objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company has no debt and does not expect to enter into debt financing. It expects to finance exploration activity through joint ventures, sales of property interests, and by raising additional share capital when market conditions are suitable. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements. There have been no changes to the Company’s approach to capital management during the year.

16.	SEGMENT DISCLOSURES

The Company’s fixed assets and mineral properties by geographic distribution are as follows:

August 31, 2011	Canada	United States	Total
Fixed assets	$12,274	$–	$12,274
Mineral properties	25,871,442	13,347,084	39,218,526
	$25,883,716	$13,347,084	39,230,800

November 30, 2010	Canada	United States	Total
Fixed assets	$12,409	$–	$12,409
Mineral properties	25,380,731	13,174,560	38,555,291
	$25,393,140	$13,174,560	$38,567,700

17.	CONTINGENCIES

In 2009 the Company (through a subsidiary) filed an action for declaratory relief against Western Utah Copper Company (WUCC) in the United States District Court, Utah, requesting interpretation of and the status and rights under an agreement (see Note 7(a)). After the Company filed the action for declaratory judgement, WUCC launched claims against it which management believes to be wholly without merit. The litigation was initially stayed due to the Chapter 11 bankruptcy, but the bankruptcy court later lifted the stay, and as a result, the litigation is now moving forward.

Management is of the opinion the court actions and related claims by WUCC are without merit and that the most likely outcome is that title to the claims transferred to WUCC under the 2002 agreement will revert back to us. In any event, the Company is taking actions to protect its interests during the bankruptcy proceedings. Further, upon consummation of the transaction contemplated in the letter of intent with Skye Mineral Partners, management expects that all litigation will be discontinued. However, the outcome of litigation is always uncertain.

18.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation.

19.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“U.S. GAAP”). Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non- producing mineral properties. Under U.S. GAAP, acquisition costs of mineral rights are capitalized, but exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAAP, this disclosure is required. Cumulative net losses since inception aggregate $15,104,437.

Under Canadian GAAP, the Company is required to account for the MAN Alaska LLC joint venture following proportionate consolidation. Under U.S. GAAP, the joint venture would be accounted for on the equity basis.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855); Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-9”). The standard amends Subtopic 855-10, “Subsequent Events” to remove the requirement for a SEC filer to disclose the date through which subsequent events have been evaluated. ASU 2010-9 is effective upon issuance of the final update. The Company does not expect the adoption of ASU 2010-09 to have a material impact on its consolidated financial statements.

19.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i) Net Loss and Loss per Share

	Nine months	Nine months
	ended August	ended August
	31, 2011	31, 2010
Net loss under Canadian GAAP	$(1,088,345)	$(1,464,892)
Capitalized expenditures on unproven mineral properties	(131,763)	263,699
Net gain (loss) under U.S. GAAP	$(1,220,108)	$(1,201,193)
Gain (loss) per share under U.S. GAAP – basic and diluted	$(0.018)	$(0.018)

(ii) Mineral Properties

	August 31,	November 30,
	2011	2010
Mineral properties under Canadian GAAP	$39,218,526	$38,555,291
Capitalized expenditures on unproven mineral properties	(18,933,654)	(18,801,891)
Reclassification to investment in joint venture	(69,024)	(69,024)
Mineral properties under U.S. GAAP	$20,215,848	$19,684,376

(iii) Investment in Joint Venture

	August 31,	November 30,
	2011	2010
Investment in joint venture under Canadian GAAP	$–	$–
Reclassification from mineral properties	69,024	69,024
Investment in joint venture under U.S. GAAP	$69,024	$69,024

(iv) Deficit

	August 31,	August 31,
	2011	2010
Deficit under Canadian GAAP	$(15,104,437)	$(13,172,218)
Capitalized expenditures on unproven mineral properties	(18,933,654)	(19,323,352)
Deficit under U.S. GAAP	$(34,038,091)	$(32,495,570)